March 23, 2023

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation

Regarding: Letter Dated December 6, 2022

Form 8-K filed on August 15, 2022

Form 8-K filed on August 15, 2022

Reconciliation of Adjusted EBITDA to Amounts Reported Under U.S. GAAP, page 8
1. We note your response to comment 11. We continue to believe that your adjustment to exclude mine development costs is inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please
confirm to us that you will no longer include the adjustment in any non-GAAP financial measures and revise to present your measure in accordance with Item 10(e) of Regulation
S-X and Regulation G.

Response: We agree with the comment and have revised our filing accordingly. Additionally, we have submitted a draft of the 2022 earnings 8-K for review.

Regards,

Kirk P. Taylor, CPA
Chief Financial Officer
American Resources Corp